July 14, 2010
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Mellissa C. Duru

Re:	Crown Crafts, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 29, 2010
Amendment No. 1 to Preliminary Proxy Statement
Filed June 29, 2010
Amendment No. 2 to Preliminary Proxy Statement
Filed July 9, 2010
File No. 1-07604
Ladies and Gentlemen:
     Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to oral comments of the Staff provided to counsel for the Company by Mellissa C. Duru on July 14, 2010.
     The Company hereby confirms that the Company has concluded that no disclosure is required in the Company’s Preliminary Proxy Statement on Schedule 14A by Item 7 of Schedule 14A in regards to Item 401(f) of Regulation S-K. The Company hereby further confirms that no reportable event under Item 401(f) has occurred.
     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Preliminary Proxy Statement on Schedule 14A; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Preliminary Proxy Statement on Schedule 14A; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
916 S. Burnside Avenue * PO Box 1028 * Gonzales, LA 70707-1028 * (225) 647-9100 * Fax (225) 647-9104

Securities and Exchange Commission
July 14, 2010

     Any comments or questions regarding the Company’s Preliminary Proxy Statement on Schedule 14A or this letter should be directed to the undersigned by telephone at (225) 647-9124 or by facsimile at (225) 647-9112.

Sincerely,
/s/ Olivia W. Elliott
Olivia W. Elliott
Vice President and Chief Financial Officer

916 S. Burnside Avenue * PO Box 1028 * Gonzales, LA 70707-1028 * (225) 647-9100 * Fax (225) 647-9104